

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 4, 2017

Massimo Mondazzi
Chief Financial Officer
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milano) – Italy

> **Re: Eni SpA**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 22, 2017**
> **File No. 1-14090**

Dear Mr. Mondazzi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business Overview, page 32

Exploration and Production, page 32

Proved Undeveloped Reserves, page 38

1.   We note the addition of reserves that remain proved undeveloped for five or more years for certain assets in Venezuela (approximately 0.4 BBOE) and Iraq (approximately 0.2 BBOE), which appear to equal approximately 12% and 6%, respectively, of your proved undeveloped reserves as of December 31, 2016 of 3,215 mmBOE. Please provide an explanation for the specific circumstances that such proved undeveloped amounts remain undeveloped for five or more years after initial disclosure. See Item 1203(d) of Regulation S-K and question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Massimo Mondazzi
Eni SpA
August 4, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources